UBI Blockchain Internet LTD.

A Delaware Corporation

SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.

Hong Kong, People’s Republic of China

Telephone: (917) 242-7309

December 21, 2017

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Re:	UBI Blockchain Internet, Ltd.
Registration Statement on Form S-1
File No. 333-217792
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, UBI Blockchain Internet, Ltd., a Delaware corporation (the “Company”), hereby requests that the U. S. Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement (File No.: 333-217792) to become effective at 2:00 PM Eastern Standard Time on Friday, December 22, 2017 or as soon as practicable.

Further, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, T. J. Jesky, Esq. at (312) 894-0130 or by facsimile at (312) 489-8216. Thank you for your assistance and cooperation.

Respectfully submitted,

UBI Blockchain Internet, Ltd.

By:	/s/ Tony Liu
Tony Liu
Chief Executive Officer

cc:	T. J. Jesky, Esq.